Commission File Number:  001-33304
CUSIP:   31788H105
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☐  Form 20-F ☐ Form 11-K ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:	June 30, 2013

☐ Transition Report on Form 10-K ☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q ☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back of page) Before Preparing Form.  Please Print orType.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I.  Registrant Information
FINJAN HOLDINGS, INC.
Full Name of Registrant
Converted Organics, Inc.
Former Name if Applicable
261 Madison Avenue
Address of Principal Executive Office (Street and Number)
New York, NY 10016
City, State and Zip Code

Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the registrant’s Form 10-Q for the quarterly period ended June 30, 2013 has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without unreasonable effort and expense.

Part IV.  Other Information

(1)      Name and telephone number of person to contact in regard to this notification

Shimon Steinmetz	(646)	755-3320
(Name)	(Area Code)	(Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes       ☐ No

 (3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes       ☐ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The earnings statements to be included in the registrant’s quarterly report on Form 10-Q for the period ended June 30, 2013 will reflect changes from the corresponding period for its last fiscal year, which changes cannot yet be quantified, and some of which may be significant.  The changes arise from the fact that the registrant engaged in a reverse acquisition on June 3, 2013, and accordingly, the historical operations that will be reflected in the earnings statement included in the Form 10-Q will reflect the historical results of Finjan, Inc.

FINJAN HOLDINGS, INC.
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2013	By:	/s/ Shimon Steinmetz
	Name:	Shimon Steinmetz
	Title:	Chief Financial Officer